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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      AMENDMENT NO.1 TO SCHEDULE TO-I/13E-3
                             (Rules 13e-3 and 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             INTERCORP EXCELLE INC.
                       (Name of Subject Company (Issuer))

                             INTERCORP EXCELLE INC.
                             (Name of Filing Person)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   451 651 106
                      (CUSIP Number of Class of Securities)

                                  Arnold Unger
                             Chief Executive Officer
                                1880 Ormont Drive
                            Toronto, Ontario M9L 2V4
                                 (416) 744-2124
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                             Arthus S. Marcus, Esq.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                  (212)752-9700


                            CALCULATION OF FILING FEE
                            -------------------------
              Transaction valuation*         Amount of filing fee**
                     $1,227,374                     $245.47
              ----------------------         ----------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, no par value, of Intercorp Excelle Inc. not currently owned by the principal shareholders and primary officers of Intercorp Excelle Inc. at a purchase price of $1.15 per share, to the seller in cash, without interest. This calculation also assumes that the holders of the 1,067,282 shares of common stock offered for hereby will agree to sell such shares.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid:    $245.47                   Filing party:     Intercorp Excelle Inc.

Form or Registration No.:  SC TO-I/13E-3             Date filed:       November 1, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


                             INTRODUCTORY STATEMENT

         This amendment (the "Amendment") to the Schedule TO-I and 13E-3 (the "Statement") amends and supplements the Statement filed by Intercorp Excelle Inc., an Ontario corporation (the "Company" or the "Issuer," as appropriate) on November 1, 2001, relating to the Company's tender offer (the "Offer") to purchase all its outstanding shares of common stock, no par value per share (the "Common Shares"). The Offer is to be followed by a merger (the "Merger") of the Company and a company affiliated with the Unger Group as a preliminary step to completing the Company's going-private transaction (the "Transaction"). Arnold and Renee Unger, the principal shareholders and primary officers of the Company and The Unger Family Trust (collectively, the "Unger Group"), do not intend to tender their Common Shares. The Unger Group owns approximately 72.6% of the issued and outstanding Common Shares. The Common Shares are tendered for pursuant to the Offer at a purchase price of $1.15 per Common Share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2001, as amended hereby (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (A)(1) and in the related Letter of Transmittal, previously filed as Exhibit (A)(4) to the Statement. Unless otherwise specifically stated, all monetary figures refer to US Dollars.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the Company is Intercorp Excelle Inc., which is the issuer of the Common Shares subject to the Offer. The Company's principal executive offices are located at 1880 Ormont Drive, Toronto, Ontario, M9L 2V4. The telephone number for the Company is (416) 744-2124. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Intercorp Excelle Inc.," which information is incorporated herein by reference.

(b) Securities. The securities which are the subject of the Offer consist of the Company's common stock, no par value (the "Common Shares"). As of December 4, 2001, there were 3,902,282 Common Shares outstanding, of which the Unger Group owns 2,835,000. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION," which information is incorporated herein by reference.


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(c) Trading Market and Price. The Common Shares trade on the NASD
Over-the-Counter Bulletin Board (the "OTC BB") under the symbol "RENE." Trading in the Common Shares has been limited and sporadic. The Common Shares are not listed for trading on any exchange. Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Common Shares; Dividends," which information is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an offer made by the Company. The address of the Company is 1880 Ormont Drive, Toronto, Ontario, M9L 2V4. The information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Intercorp Excelle Inc." is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS--2. Purpose and Fairness of the Offer," "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer," "SPECIAL FACTORS--4. Material United States Federal Income Tax Consequences," "SPECIAL FACTORS--5. Material Canadian Federal Income Tax Consequences," "SPECIAL FACTORS--9. Certain Effects of the Transaction," "THE OFFER--1. Terms of the Offer," "THE OFFER--2. Acceptance for Payment and Payment," "THE OFFER--3. Procedures for Accepting the Offer and Tendering the Common Shares," "THE OFFER--4. Withdrawal Rights," "THE OFFER--8. Conditions to the Offer" and "THE OFFER--9. Legal Matters" is incorporated herein by reference.

(b) Purchases.  None.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements involving the subject company's securities. Arnold Unger, the Chief Executive Officer and Co- Chairman of the Board of Directors of the Company, Renee Unger, its President and Co-Chairman of the Board and The Unger Family Trust collectively own approximately 72.6% of the Common Shares. The members of the Unger Group have executed no formal agreement with respect to the Offer in particular.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-9. Certain Effects of the Transaction" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-9. Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-6. Financing of the Offer" is incorporated herein by reference.

(b)  Conditions.  Not applicable.


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(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS-7. Beneficial Ownership of the Common Shares", "SPECIAL FACTORS-8. Transactions and Arrangements Concerning the Common Shares" and "THE OFFER--7. Certain Information Concerning Intercorp Excelle Inc." is incorporated herein by reference.

(b)  Securities Transactions. None.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The financial statements contained in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission (the "Commission") on April 28, 2001 and the Company's Quarterly Reports on Form 10-QSB filed with the Commission on June 14, 2001 and September 14, 2001 are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

         (1)  None other than previously disclosed.

         (2)  See (3) below.

         (3) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.

         (4) Not applicable.

         (5) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (A)(1) and the Letter of Transmittal, previously filed as Exhibit (A)(4), is incorporated herein by reference.

ITEM 12. EXHIBITS.

(A)(1) Offer to Purchase dated December 5, 2001.

(A)(4) Form of Letter of Transmittal for Common Shares.*

(A)(5) Form of Notice of Guaranteed Delivery.*

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*


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(A)(8) Form T 2062, "Request by a Non-Resident of Canada for a Certificate of
Compliance Related to the Disposition of Taxable Canadian Property," including the Instructions thereto.*

* Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

The Transaction constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been set forth in Items 1-12 of the Schedule TO above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3.    SUBJECT COMPANY INFORMATION

(d) Dividends. The information is set forth in the Offer to Purchase under the Caption "THE OFFER--5. Price Range of the Common Shares; Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. The Company completed its initial public offering pursuant to a registration statement on Form SB-2 that the Commission declared effective on October 9, 1997. The Company sold 1,000,000 Common Shares and 1,224,750 warrants to purchase Common Shares at a price of $5.00 per share and $0.10 per warrant, respectively, for aggregate gross proceeds of $5,122,475.

(f) Prior Stock Purchases. The information set forth in "SPECIAL FACTORS-8. Transactions and Arrangements Concerning the Common Shares" is hereby incorporated by reference.

ITEM 3 OF SCHEDULE 13E-3     IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and address. Arnold and Renee Unger (the "Affiliates") are the CEO and President, respectively, of the Company. In addition, they both serve as Co-Chairmen of the Company's Board of Directors. Their address is c/o the Company's principal executive office, at 1880 Ormont Drive, Toronto, Ontario, M9L 2V4. The telephone number for the Company is (416) 744-2124. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Intercorp Excelle Inc.," which information is incorporated herein by reference.

(b) Business and Background of Entities.  Not applicable.

(c) Business and Background of Natural Persons. Not applicable.


ITEM 4 OF SCHEDULE 13E-3     TERMS OF THE TRANSACTION

(c) Different Terms. None.

(d) Appraisal Rights. Shareholders who do not accept the Company's Offer will be granted appraisal rights as provided for under Ontario law. See "SPECIAL FACTORS--9. Certain Effects of the Transaction."

(e) Provisions for Unaffiliated Security Holders. Unaffiliated security holders have access to the Company's public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm. No other information or services are provided to the unaffiliated security holders. Unaffiliated security holders are asked to contact MacKenzie Partners, Inc., the Company's Information Agent, collect at (212) 929-5500 or Toll-Free at (800) 322-2885.

(f) Eligibility for Listing or Trading. Not applicable.


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ITEM 5 OF SCHEDULE 13E-3     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND
                             AGREEMENTS

(a) Transactions. See (c) below.

(b) Significant Corporate Events. See (c) below.

(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. Arnold Unger, the Chief Executive Officer and Co- Chairman of the Board of Directors of the Company, Renee Unger, its President and Co-Chairman of the Board and The Unger Family Trust collectively own approximately 72.6% of the Common Shares. The members of the Unger Group have executed no formal agreement with respect to the Offer in particular.

ITEM 7 OF SCHEDULE 13E-3.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION," the "Summary Term Sheet" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer," "SPECIAL FACTORS-4. Material United States Federal Income Tax Consequences," "SPECIAL FACTORS-5. Material Canadian Federal Income Tax Consequences" and "SPECIAL FACTORS-9. Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3.    FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(d) Unaffiliated Representative. At the request of John Rothschild and Taketo Murata, the Company's independent Directors, the Board of Directors retained Cole and Partners Limited ("Cole") to produce a Fairness Opinion and a valuation (the "Fairness Opinion") to be delivered to all shareholders, which were collectively attached as Exhibit (A)(2) to the Statement. No unaffiliated representative was retained to negotiate the Common Share Offer Price on behalf of the unaffiliated shareholders. In addition, the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(e) Approval of Directors. The Merger and the Transaction have been approved by the Board, including the Company's non-employee directors. See further the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer," which is incorporated herein by reference.


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(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The Board has received a Fairness Opinion from Cole on the fairness of the Transaction and a report on the valuation of the Common Shares, which were collectively attached to the Statement as Exhibit
(A)(2). The Fairness Opinion, of which the report forms a part, is based upon analysis Cole performed, which analysis is included therein. In addition, the information set forth in the Offer to Purchase under "SPECIAL FACTORS" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

         (1) The identity of the preparer of the Fairness Opinion is Cole and Partners Limited.

         (2) Cole, an investment bank, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, sales and divestitures, strategic and financial partnerships and valuations for estate, corporate and other purposes.

         (3) The method the Company used to select Cole was a resolution adopted by the Company's Board of Directors after discussions with several investment banks and the decision to retain Cole was made at the behest of the Company's independent Directors.

         (4) Inapplicable with respect to prior or contemplated material relationships. Cole is to be paid a fee of $30,000 for its services.

         (5) The price at which the Company is offering to purchase its outstanding Common Shares (the "Common Share Offer Price") was determined by the Company.

         (6)      Summary of the Fairness Opinion:
                  (i) The Company did not place any limitations on Cole on the scope of the investigation.
                  (ii) The instructions given Cole by the Company consisted of informing the Company's Board of Directors whether, in Cole's opinion, $1.15 per Common Share is a fair price for the Company to offer its shareholders from a financial point of view.
                  (iii) The procedures followed by Cole were to examine any information in the public domain that Cole deemed relevant to its task. In addition, where information on the Company is concerned. Cole accepted as true and correct the information made available to it by the Company or derived from other sources, and relied on the representations made to Cole by the Company's senior management that, to the best knowledge of management, nothing has occurred that would render the information provided to Cole incomplete, false or misleading.
                  (iv) Cole's bases for and methods of arriving at the conclusion were to review any financial information deemed relevant to the discharge of its responsibilities, including the Offer to Purchase, the market price of the Company's Common Shares in comparison with that of similar companies, and the performance of the Company and the terms of recent acquisitions of a similar nature. In addition, Cole discussed anything it deemed pertinent with management of the Company, assessed general market and economic conditions and, finally, reviewed any other information it deemed appropriate.
                  (v) Based on the foregoing, Cole found that $1.15 is a fair price for the Company to offer its shareholders, but made no recommendations in this or any other regard.

(c) Availability of Documents. The Fairness Opinion was filed as Exhibit (A)(2) to the Offer to Purchase dated November 1, 2001.



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ITEM 10 OF SCHEDULE 13E-3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Expenses. The Information contained in the Offer to Purchase under the caption "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 12 OF SCHEDULE 13E-3.   THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interest of Certain Persons in the Offer" is incorporated herein by reference.

(e) Recommendations of Others. None.

ITEM 14 OF SCHEDULE 13E-3.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR
                             USED

(b) Employees and Corporate Assets. Arnold and Renee Unger are the Company's principal officers. They will be responsible for the Company's role in the Offer. The Company will be responsible for the expenses incurred in connection with the Offer.

ITEM 16 OF SCHEDULE 13E-3    EXHIBITS

(c)      (A)(2) Form of Fairness Opinion*

(f) (A)(3) Rights of Dissenting Shareholders under the Ontario Business Corporation Act*

* Previously filed



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/13E-3/A is true, complete and correct.

         Intercorp Excelle Inc.



         /s/ Arnold Unger
         ----------------
         Arnold Unger
         Chief Executive Officer

Date: December 5, 2001





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